UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 10)*

                                ELXSI Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   268613-205
        ---------------------------------------------------------------
                                 (CUSIP Number)

                               Alexander M. Milley
              4209 Vineland Road, Suite J-1, Orlando, Florida 32811
                                 (407) 849-1090
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                December 30, 1996
        ---------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 47 Pages

                      The Exhibit Index appears on page 16

                               SCHEDULE 13D

CUSIP No.   268613-205                                      Page 2 of 47 Pages
-------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Alexander M. Milley
-------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [ ]
-------------------------------------------------------------------------------
3)  SEC USE ONLY

-------------------------------------------------------------------------------
4)  SOURCE OF FUNDS*
      PF
-------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                                  [ ]
-------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      USA
-------------------------------------------------------------------------------
    NUMBER        7)   SOLE VOTING POWER
    OF                   1,144,456**
    SHARES        _____________________________________________________________
    BENEFICIALLY  8)   SHARED VOTING POWER
    OWNED BY             -0-
    EACH          _____________________________________________________________
    REPORTING     9)   SOLE DISPOSITIVE POWER
    PERSON               1,144,456**
    WITH          _____________________________________________________________
                 10)   SHARED DISPOSITIVE POWER
                         -0-
-------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,144,456**
-------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                           [ ]
-------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      23.3%
-------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON
      IN
-------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

**   Includes: (i) shares held by other persons joining in this filing; and
     (ii) shares that Mr. Milley and other persons joining in this filing have the right to acquire.

                               SCHEDULE 13D

CUSIP No.   268613-205                                      Page 3 of 47 Pages
-------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Milley Management Incorporated
-------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [ ]
-------------------------------------------------------------------------------
3)  SEC USE ONLY

-------------------------------------------------------------------------------
4)  SOURCE OF FUNDS*
      N/A
-------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                                  [ ]
-------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
-------------------------------------------------------------------------------
    NUMBER        7)   SOLE VOTING POWER
    OF                   -0-
    SHARES        _____________________________________________________________
    BENEFICIALLY  8)   SHARED VOTING POWER
    OWNED BY             173,147**
    EACH          _____________________________________________________________
    REPORTING     9)   SOLE DISPOSITIVE POWER
    PERSON               -0-
    WITH          _____________________________________________________________
                 10)   SHARED DISPOSITIVE POWER
                         173,147**
-------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      173,147**
-------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                          [ ]
-------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      3.7%
-------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON
      CO
-------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

**   Consists of shares held by another person joining in this filing.

                               SCHEDULE 13D

CUSIP No.   268613-205                                      Page 4 of 47 Pages
-------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    ELX Limited Partnership
-------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [ ]
-------------------------------------------------------------------------------
3)  SEC USE ONLY

-------------------------------------------------------------------------------
4)  SOURCE OF FUNDS*
      SC
-------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                                  [ ]
-------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
-------------------------------------------------------------------------------
    NUMBER        7)   SOLE VOTING POWER
    OF                   590,200
    SHARES        _____________________________________________________________
    BENEFICIALLY  8)   SHARED VOTING POWER
    OWNED BY             -0-
    EACH          _____________________________________________________________
    REPORTING     9)   SOLE DISPOSITIVE POWER
    PERSON               590,200
    WITH          _____________________________________________________________
                 10)   SHARED DISPOSITIVE POWER
                         -0-
-------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      590,200
-------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                          [ ]
-------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      12.7%
-------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON
      PN
-------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               SCHEDULE 13D

CUSIP No.   268613-205                                      Page 5 of 47 Pages
-------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Cadmus Corporation
-------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [ ]
-------------------------------------------------------------------------------
3)  SEC USE ONLY

-------------------------------------------------------------------------------
4)  SOURCE OF FUNDS*
      WC
-------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                                  [ ]
-------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      Massachusetts
-------------------------------------------------------------------------------
    NUMBER        7)   SOLE VOTING POWER
    OF                   173,147
    SHARES        _____________________________________________________________
    BENEFICIALLY  8)   SHARED VOTING POWER
    OWNED BY             -0-
    EACH          _____________________________________________________________
    REPORTING     9)   SOLE DISPOSITIVE POWER
    PERSON               173,147
    WITH          _____________________________________________________________
                 10)   SHARED DISPOSITIVE POWER
                         -0-
-------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      173,147
-------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                          [ ]
-------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      3.7%
-------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON
      CO
-------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               SCHEDULE 13D

CUSIP No.   268613-205                                      Page 6 of 47 Pages
-------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Elliot Kirkland L.L.C.
-------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [ ]
-------------------------------------------------------------------------------
3)  SEC USE ONLY

-------------------------------------------------------------------------------
4)  SOURCE OF FUNDS*
      WC
-------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                                  [ ]
-------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
-------------------------------------------------------------------------------
    NUMBER        7)   SOLE VOTING POWER
    OF                   231,109**
    SHARES        _____________________________________________________________
    BENEFICIALLY  8)   SHARED VOTING POWER
    OWNED BY             -0-
    EACH          _____________________________________________________________
    REPORTING     9)   SOLE DISPOSITIVE POWER
    PERSON               231,109**
    WITH          _____________________________________________________________
                 10)   SHARED DISPOSITIVE POWER
                         -0-
-------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      231,109**
-------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                          [ ]
-------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      4.8%
-------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON
      OO
-------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Inludes shares that Kirkland L.L.C

          Alexander M. Milley ("AMM"), Milley Management Incorporated, a Delaware corporation ("MMI"), ELX Limited Partnership, a Delaware limited partnership ("ELX"), Cadmus Corporation, a Massachusetts corporation ("Cadmus"), and Eliot Kirkland L.L.C., a Delaware limited liability company ("Kirkland"), hereby amend their statement on Schedule 13D dated September 8, 1989 (the "Original Statement"), as amended by the Amendment No. 1 to the Original Statement dated October 2, 1989 ("Amendment No. 1"), the Amendment No. 2 to the Original Statement dated January 29, 1990 ("Amendment No. 2"), the Amendment No. 3 to the Original Statement dated November 6, 1992 ("Amendment No. 3"), the Amendment No. 4 to the Original Statement dated June 4, 1993 ("Amendment No. 4"), the Amendment No. 5 to the Original Statement dated October 8, 1993 ("Amendment No. 5"), the Amendment No. 6 to the Original Statement dated November 30, 1993 ("Amendment No. 6"), the Amendment No. 7 to the Original Statement dated December 20, 1994 ("Amendment No. 7"), the Amendment No. 8 to the Original Statement dated January 31, 1995 ("Amendment No. 8"), and the Amendment No. 9 to the Original Statement dated September 20, 1995 ("Amendment No. 9"; and the Original Statement as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8 and Amendment No. 9, the "Amended Statement"), filed with respect to the Common Stock, par value $.001 per share (the "Common Stock"), of ELXSI Corporation, a Delaware corporation (the "Issuer").

          The Original Statement as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3 (the "Earlier Filings") were executed and filed by AMM, MMI, ELX and Cadmus jointly with other persons and entities, in accordance with Rule 13d-1(f)(1) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Each of Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7 and Amendment No. 8 (the "Later Filings") was executed and filed by AMM, MMI, ELX, Cadmus, Winchester National, Inc., a Delaware corporation, and/or Winter Pond Partners, L.P., a Delaware limited partnership (liquidated and dissolved in May 1994). Amendment No. 9 was, and this Amendment No. 10 is being, executed and filed by AMM, MMI, Cadmus, ELX and Kirkland (the "Amended Statement Filers") jointly with each other in accordance with such Rule, but not with any of the other persons or entities who joined in the Earlier Filings and/or Later Filings. The information reported in Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9 and/or this Amendment No. 10 relates solely to the Amended Statement Filers and other entities who joined in the execution and filing thereof, and not to any of such other persons or entities who joined in the Earlier Filings and/or Later Filings. Accordingly, each Amended Statement Filer hereby disclaims any responsibility for (i) the filing of any reports or information required under
Section 13(d) of the Exchange Act and Regulation 13D-G promulgated thereunder relating to any of such other persons or entities, (ii) the timeliness of any such filing, and (iii) the completeness and accuracy of any such report or information.

          This Amendment No. 10 is being filed in order to report that:

1. On November 1, 1995, Kirkland purchased 16,000 shares and Cadmus purchased 4,000 shares of Common Stock in the over-the-counter market (the "November 1995 O-T-C Purchases");

2. In April 1993, AMM purchased 5,000 shares of Common Stock in the over-the- counter market (the "April 1993 O-T-C Purchases"), a transaction that inadvertently was not reported heretofore;

3. On May 23, 1996 the Issuer granted to AMM nonqualified stock options to purchase an aggregate of 25,000 shares of Common Stock (the "1996 Nonqualified Options") pursuant to the Issuer's 1996 Incentive Stock Option Plan (as to 23,000 shares) and 1993 Incentive Stock Option Plan (as to 2,000 shares; and such plans, collectively, the "Relevant Plans"), and that such 1996 Nonqualified Options became 100% exercisable on November 23, 1996;

4. In December 1996: ELX and Continental (as defined in Amendment No. 2) (now named BankAmerica Capital Corporation; hereinafter "BACC") agreed to extend the term of the Continental Option Agreement (as defined in, and filed as Exhibit U to, Amendment No. 2) to December 31, 1996 (the "BACC Options Extension"), and ELX exercised its right under the Continental Option Agreement to purchase 110,200 shares of Common Stock (the "BACC Option Exercise");

5. Also in December 1996, ELX purchased an additional 110,200 shares of Common Stock from BACC (the "BACC Purchase");

6. The Board of Directors of the Issuer agreed to extend the term of the Series A Warrants to purchase 50,000 shares of Common Stock at $3.125 per share ("Series A Warrants") held by Kirkland from September 30, 1996 to a date in the future yet to be determined (the "Series A Warrants Extension"); and

7. In December 1996 the Issuer's wholly owned subsidiary, ELXSI, a California corporation ("ELXSI"), entered into certain agreements and completed certain transactions with Azimuth Corporation, a Delaware corporation ("Azimuth") of which AMM is an officer, director and stockholder, and Azimuth's subsidiaries Delaware Electro Industries, Inc. ("DEI"), Contempo Design, Inc. ("Contempo"), Contempo Design West, Inc. ("Contempo West", and collectively with DEI and Contempo, the "Azimuth Subsidiaries") (the "Azimuth Transactions").

          Except as set forth herein, there has been no material change in the facts set forth in the Amended Statement with respect to any of the Amended Statement Filers. Items and sub-items not expressly addressed herein are inapplicable with respect to the Amended Statement Filers, or the responses to them with respect to the Amended Statement Filers either are negative or have not changed from those of the Amended Statement.

Item 3.  Source and Amount of Funds or Other Consideration
         -------------------------------------------------

          Of the transactions enumerated in the third narrative paragraph of this Amendment No. 10, only the November 1995 O-T-C Purchases, the April 1993 O-T-C Purchase and the BACC Option Exercise and BACC Purchase (collectively, the "BACC Transactions") involved the payment or transfer of funds for the purchase of securities of the Issuer.

          The source of the funds of the November 1995 O-T-C Purchases effected by Kirkland, totalling $96,000 (or $6.00 per share), was Kirkland's own working capital funds. The source of the funds of the November 1995 O-T-C Purchases effected by Cadmus, totalling $24,000 (or $6.00 per share), was Cadmus's own working capital funds.

          The source of the funds of the April 1993 O-T-C Purchases, totalling $24,375 (or $4.875 per share), was AMM's own personal funds.

          The source of the funds for the BACC Option Exercise, totalling $344,375 (or $3.125 per share), and for the BACC Purchase, totalling $564,775 (or $5.125 per share), was a loan (the "BACC Transactions Loan") in the aggregate amount of $909,150 made by the Issuer. The terms of the BACC Transactions Loan are as follows: (A) three-year maturity with all interest and principal payable at that time; (B) interest accruing from origination at the Issuer's cost of the funds plus 1/2%; and (C) all payments are permitted to be made, at the option of ELX: (i) in cash, (ii) by surrender of indebtedness of the Issuer having an outstanding principal amount equal to the amount of the payment or prepayment then due; (iii) by surrender of equity securities of the Issuer with a value equal to the amount of the payment or prepayment then due;
(iv) by surrender of warrants of the Issuer with a value equal to the amount of the payment or prepayment then due; or (v) by any combination of the foregoing.

Item 4.  Purpose of Transaction
         ----------------------

          November 1995 O-T-C Purchases. The purpose the November 1995 O-T-C Purchases was to increase Kirkland's and Cadmus's respective investments in the Issuer at a time when shares of Common Stock were available at what they considered to be a favorable price.

          April 1993 O-T-C Purchases. The purpose the April 1993 O-T-C Purchases was to increase AMM's investment in the Issuer at a time when shares of Common Stock were available at what he considered to be a favorable price.

          1996 Nonqualified Options. The stated purpose of the Relevant Plans is to establish as close an identity as feasible between the interests of the Issuer and those of selected directors, officers and key employees of the Issuer, and also to attract, retain, motivate and reward persons of superior ability, training and experience.

          BACC Transactions. The purpose of the BACC Transactions was to increase ELX's investment in the Issuer at a time when shares of Common Stock were available to it at what it considered to be favorable prices. The BACC Transactions were part of a larger transaction in which BACC divested itself of all of its equity and debt security interests in the Issuer (consisting of shares of Common Stock, Series A Warrants and two series of Senior Subordinated Notes). Such Series A Warrants were purchased by the Issuer, and such Senior Subordinated Notes were prepaid in full by the Issuer. BACC was unwilling to engage in the BACC Transactions unless effected as part of such larger transaction.

          Series A Warrants Extension. The purpose of the Series A Warrants Extension, the details of which remain to be determined and which, accordingly, have not been documented, was to accept the request of AMM, on behalf of Kirkland (and the I Trust (as defined in Amendment No. 7), which holds 150,500 Series A Warrants), that the expiration date of the Series A Warrants be extended to a future date (presently undetermined, and which will be subject to the approval of the Board of Directors of the Issuer) in return for the agreement of Kirkland (and the I Trust) that the exercise price thereof will be increased over the current $3.125 per share of Common Stock to a higher price that is presently undetermined and which will be subject to the approval of the Board of Directors of the Issuer. In approving such request, the Board of Directors wished to help to maintain the pre-existing identity of interests between the Issuer and AMM (the Chairman, President and Chief Executive Officer of the Issuer) and to continue to motivate AMM in the Issuer's behalf.

          Azimuth Transactions. Reference is hereby made to the discussion of the purposes of the Azimuth Transactions appearing in the fourth paragraph of sub-item (b) of this Item 4, which discussion is hereby incorporated herein by reference in response to this sub-item.

         (a) From time to time after the date hereof, any one or more of AMM, MMI, ELX, Cadmus or Kirkland may purchase or acquire additional shares of Common Stock (or options or warrants to purchase additional shares of Common Stock); however, there are currently no definitive plans or proposals to do so.

         (b) On December 30, 1996, ELXSI entered into and consummated the transactions contemplated by a Recapitalization Agreement, dated as of December 30, 1996 (the "Azimuth Transactions Agreement"), among Azimuth, each of the Azimuth Subsidiaries, ELXSI and the Bank of America Illinois ("BAI"), a form of which is filed herewith as Exhibit F. BAI is ELXSI's senior bank lender.

          Under the Azimuth Transactions Agreement (among other things): (1) (A) BAI sold to ELXSI all of BAI's rights, title and interest in, to and under the $6,650,000 outstanding principal amount of the revolving credit loans previously made by BAI to the Azimuth Subsidiaries (the "Azimuth Subsidiary Loans"), and all related collateral security interests, loan documentation, claims and proceeds, and, in consideration thereof: (B) ELXSI assumed the obligations of BAI under such loan documentation, and (C) the payment by ELXSI to BAI of an amount equal to (i) $5,850,000 plus (ii) the accrued but unpaid interest on the Azimuth Subsidiary Loans to such time; (2) the terms and conditions of the Azimuth Subsidiary Loans were amended as follows: (A) the interest rate applicable to the Azimuth Subsidiary Loans was increased to 15% per annum, (B) the maturity date of the Azimuth Subsidiary Loans was extended from December 31, 1996 to June 30, 1998, (C) the Azimuth Subsidiaries were granted the collective right and option to purchase from ELXSI for cash all (but not less than all) of the Azimuth Subsidiary Loans, or otherwise pay-off in full the Azimuth Subsidiary Loans, at a price (or for a payment) equal to (i) the combined principal amount thereof outstanding on the date of purchase plus (ii) all accrued but unpaid interest thereon to the date of purchase less (iii) if purchased during any of the following calendar months, the following amounts:
(a) January 1997: $575,000; (b) February 1997: $475,000; (c) March 1997:
$375,000; (d) April 1997: $275,000; (e) May 1997: $175,000, and (f) and June
1997: $75,000, and plus (iv) if not previously paid, the $225,000 closing fee to ELXSI hereinafter described, (D) the maximum amount of Azimuth Subsidiary Loans that may be outstanding at any one time was increased from its then-current $6,650,000 to $9,650,000, (E) the "lock-box" provisions of the relevant loan documentation were waived, and (F) the capital expenditure and restricted payments covenants of the relevant loan documentation were modified so as to put Azimuth and the Azimuth Subsidiaries in compliance therewith; and (3) Azimuth and the Azimuth Subsidiaries agreed to pay ELXSI a $225,000 closing fee on the demand of ELXSI (or such earlier date that the Azimuth Subsidiary Loans are repurchased or paid- off in full).

          As part of the implementation of the Azimuth Transactions, each Azimuth Subsidiary executed and delivered to ELXSI revolving credit notes in the form attached to the Azimuth Transactions Agreement. The Azimuth Transactions Agreement, filed herewith as Exhibit F, more particularly describes the Azimuth Transactions, and the terms and provisions thereof are hereby incorporated herein by reference in response to this sub-item.

          As a result of the Azimuth Transactions hereinabove described, ELXSI has become the senior revolving credit lender to the Azimuth Subsidiaries. (In order to provide ELXSI with the resources to act as such, BAI and ELXSI amended and restated their existing credit agreement in order to, among other things, provide ELXSI with a line of credit for such purpose.) AMM is an officer, director and significant stockholder of Azimuth and an officer and/or director of each Azimuth Subsidiary.

          The purpose of the Azimuth Transactions was to provide a temporary "bridge" of revolving credit to the Azimuth Subsidiaries -- "temporary" in that alternative, permanent "take-out" financing is being sought -- on terms that are intended to earn ELXSI (in the form of net interest, the vanishing "take-out" discounts and the closing fee described hereinabove) a return on its investment not generally available in the market place.

Item 5.  Interest in Securities of the Issuer
         ------------------------------------

          (a) AMM. The aggregate number of shares of Common Stock beneficially owned by AMM is 1,144,456. Of these shares: (i) 25,000 are outstanding shares held by AMM; (ii) 125,000 are purchasable upon exercise of presently exercisable options granted by the Issuer to AMM; (iii) 112,347 are outstanding shares held by Kirkland; (iv) 50,000 are purchasable upon exercise of presently exercisable, Series A Warrants held by

Kirkland; (v) 68,762 are purchasable upon exercise of presently exercisable, Series C Warrants held by Kirkland; (vi) 590,200 are outstanding shares held by ELX; and (vii) 173,147 are outstanding shares held by Cadmus. On a percentage basis these shares represent approximately 23.3% of the outstanding shares of the Common Stock (calculated and determined in accordance with Rule 13d-3(d)(1) under the Exchange Act). See sub-item 5(b) below for disclosure of the relationship between AMM and each of MMI, ELX, Cadmus and Kirkland.

          MMI. The aggregate number of shares of Common Stock beneficially owned by MMI is 173,147, all of which are outstanding shares held by Cadmus. On a percentage basis these shares represent approximately 3.7% of the outstanding shares of the Common Stock (calculated and determined in accordance with Rule 13d-3(d)(1) under the Exchange Act). See sub-item 5(b) below for disclosure of the relationship between MMI and Cadmus.

          ELX. The aggregate number of shares of Common Stock beneficially owned by ELX is 590,200, all of which are outstanding shares held by ELX. On a percentage basis these shares represent approximately 12.7% of the outstanding shares of the Common Stock (calculated and determined in accordance with Rule 13d-3(d)(1) under the Exchange Act).

          Cadmus. The aggregate number of shares of Common Stock beneficially owned by Cadmus is 173,147, consisting entirely of outstanding shares held by Cadmus. On a percentage basis these shares represent approximately 3.7% of the outstanding shares of the Common Stock (calculated and determined in accordance with Rule 13d- 3(d)(1) under the Exchange Act).

          Kirkland. The aggregate number of shares of Common Stock beneficially owned by Kirkland is 231,109. Of these shares: (i) 112,347 are outstanding shares held by Kirkland; (ii) 50,000 are purchasable upon exercise of presently exercisable, Series A Warrants held by Kirkland; and (iii) 68,762 are purchasable upon exercise of presently exercisable, Series C Warrants held by Kirkland. On a percentage basis these shares represent approximately 4.8% of the outstanding shares of the Common Stock (calculated and determined in accordance with Rule 13d-3(d)(1) under the Exchange Act).

          (b) Each of AMM, ELX, Cadmus and Kirkland has the sole power to vote and to direct the vote, and the sole power to dispose of and to direct the disposition of, the shares of Common Stock reported hereinabove as being held by such Amended Statement Filer. MMI does not directly hold any of the Issuer's securities reported herein but, inasmuch as MMI is a controlling stockholder of Cadmus, MMI may be deemed to share (with Cadmus and/or AMM) the power to vote and to direct the vote, and to share (with Cadmus and/or AMM) the power to dispose of and to direct the disposition of, the shares of Common Stock reported hereinabove as being held Cadmus. AMM's beneficial ownership of shares held (or subject to warrants held) by: (i) Kirkland arises solely from his capacity as sole manager, President and a member thereof, (ii) ELX arises solely from his capacity as sole general partner thereof, and (iii) MMI and Cadmus arises solely from his capacity as sole director, President and a stockholder of MMI and his capacity as a director, President and (indirectly, through MMI) a controlling shareholder of Cadmus; and this filing shall not be construed as an admission that AMM is otherwise, for purposes of Section 13 of the Exchange Act or otherwise, the beneficial owner of any of the shares of Common Stock of the Issuer reported herein as being held by MMI, ELX, Cadmus or Kirkland. MMI's beneficial ownership of shares held by Cadmus arises solely from its capacity as a controlling shareholder thereof. This filing shall not be construed as an admission that any of MMI, ELX, Cadmus or Kirkland is otherwise, for purposes of Section 13 of the Act or otherwise, the beneficial owner of the shares of Common Stock of the Issuer reported herein as being held by any other Amended Statement Filer, and each of MMI, ELX, Cadmus and Kirkland hereby disclaims beneficial ownership of such shares.

          (c) Reference is hereby made to the description and discussion of the BACC Transactions appearing elsewhere in this Amendment No. 10, which descriptions and discussions are hereby incorporated herein by reference in response to this sub-item.

Item 6. Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer
         --------------------------------------------------------------------

          1996 Nonqualified Options. The 1996 Nonqualified Options are governed by the terms of the relevant Incentive Stock Option Plan Option Grant documents (the "1996 Nonqualified Options Agreements") from the Issuer to AMM. The following is a brief description of the terms of the 1996 Nonqualified Options Agreements.

          The 1996 Nonqualified Options Agreements permit AMM to purchase (in the aggregate) up to 25,000 shares of Common Stock at a price of $6.50 per share. The 1996 Nonqualified Options became exercisable on November 23, 1996 and expire on May 23, 2006. AMM may exercise the 1996 Nonqualified Options by delivery of a written notice to a designated officer of the Issuer. Unless the shares acquired upon exercise have been registered under the Securities Act of 1933, AMM must provide the Issuer with a letter to the effect that the shares are being purchased for his own account for investment and not with a view to distribution or resale, and to such other effects as the Issuer deems necessary to comply with Federal and state securities laws. The exercise price may be paid in cash, by delivery and assignment to the Issuer of securities of the Issuer owned by AMM or by a combination of these; alternatively, AMM may purchase the shares through a "cashless" exercise. The Issuer's obligation to deliver the shares of Common Stock upon exercise of the 1996 Nonqualified Options is subject to AMM's satisfaction of all applicable Federal, state and local tax withholding obligations. The 1996 Nonqualified Options may not be transferred by AMM except by will or the laws of descent and distribution. If AMM ceases to be eligible to exercise the 1996 Nonqualified Options, they may nevertheless be exercised within ninety days of his becoming ineligible if the Issuer consents thereto in writing or if AMM became ineligible through retirement. In the event of AMM's death or disability, the 1996 Nonqualified Options may be exercised by AMM's executor or heir within the one-year period following his death or disability.

          The 1996 Nonqualified Options Agreements are subject to the terms and conditions of the Relevant Plans, which are incorporated by reference into this Amendment No. 10 as Exhibits B and C.

          BACC Transactions. The BACC Transactions and BACC Option Extension were effected pursuant to a Stock Purchase and Option Exercise Agreement, dated as of December 30, 1996, in the form filed herewith as Exhibit D. In addition, under such Agreement BASS assigned to ELX all of its rights with respect to the shares of Common Stock acquired by ELX in the BACC Transactions under the Amended Registration Rights Agreement (as defined in, and filed as Exhibit U to, Amendment No. 2).

          The terms of the BACC Transactions Loan are memorialized in a Promissory Note made and executed by ELX in the form filed herewith as Exhibit
E. Reference is hereby made to the terms of such Loan and Note as described in
Item 3 hereinabove and in such Exhibit E, which descriptions are hereby incorporated herein by reference in response to this Item.

Item 7.  Material to be Filed as Exhibits
         --------------------------------

          Exhibit A - Joint Filing Agreement, dated September 20, 1995, among Alexander M. Milley, Milley Management Incorporated, ELX Limited Partnership, Cadmus Corporation and Eliot Kirkland L.L.C. (incorporated by reference to Exhibit A to Amendment No. 9)

          Exhibit B - ELXSI Corporation 1996 Incentive Stock Option Plan (incorporated by reference to Annex A to ELXSI Corporation's definitive Proxy Statement, dated April 9, 1996, filed with the Securities and Exchange Commission (File No. 0-11877)).

          Exhibit C - ELXSI Corporation 1993 Incentive Stock Option Plan (incorporated by reference to Annex B to ELXSI Corporation's definitive Proxy Statement, dated April 16, 1993, filed with the Securities and Exchange Commission (File No. 0-11877)).

          Exhibit D - Form of Stock Purchase and Option Exercise Agreement, dated as of December 30, 1996, between BankAmerica Capital Corporation and ELX Limited Partnership

          Exhibit E - Form of Promissory Note made by ELX payable to the Issuer, dated December 30, 1996

          Exhibit F - Form of Recapitalization Agreement, dated as of December 30, 1996, among Azimuth Corporation, Delaware Electro Industries, Inc., Contempo Design, Inc., Contempo Design West, Inc., ELXSI and Bank of America Illinois (the "Azimuth Transactions Agreement")

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 7, 1996

                                                 MILLEY MANAGEMENT INCORPORATED



/s/ Alexander M. Milley                          By:/s/ Alexander M. Milley
-------------------------------                     ---------------------------
Alexander M. Milley,                                Alexander M. Milley
  individually                                      President



ELX LIMITED PARTNERSHIP                          CADMUS CORPORATION



By:/s/ Alexander M. Milley                       By:/s/ Alexander M. Milley
-------------------------------                     ---------------------------
   Alexander M. Milley                              Alexander M. Milley
   Sole General Partner                             President



ELIOT KIRKLAND L.L.C.



By:/s/ Alexander M. Milley
   ---------------------------
   Alexander M. Milley
   President

                                  EXHIBIT INDEX


Exhibit                             Document                               Page
-------                             --------                               ----

   A Joint Filing Agreement, dated September 20, 1995, among Alexander M. Milley, Milley Management Incor-porated, ELX Limited Partnership, Cadmus Corporation and Eliot Kirkland L.L.C.

   B           ELXSI Corporation 1996 Incentive Stock Option Plan
               (incorporated by reference to Annex A to ELXSI
               Corporation's definitive Proxy Statement, dated
               April 9, 1996, filed with the Securities and Exchange Commission (File No. 0-11877))

   C ELXSI Corporation 1993 Incentive Stock Option Plan (incorporated by reference to Annex B to ELXSI Corporation's definitive Proxy Statement, dated April 16, 1993, filed with the Securities and Exchange Commission (File No. 0-11877))

   D           Form of Stock Purchase and Option Exercise Agreement,        17
               dated as of December 30, 1996, between BankAmerica
               Capital Corporation and ELX Limited Partnership

   E           Form of Promissory Note made by ELX payable to the           21
               Issuer, dated December 30, 1996

   F           Form of Recapitalization Agreement, dated as of              25
               December 30, 1996, among Azimuth Corporation,
               Delaware Electro Industries, Inc., Contempo
               Design, Inc., Contempo Design West, Inc., ELXSI and Bank of America Illinois (the "Azimuth
               Transactions Agreement")